

January 14, 2014

Board of Directors
Healthways, Inc.
701 Cool Springs Blvd.
Franklin, TN 37067

Dear Ladies and Gentlemen,

As you are aware, North Tide Capital, LLC, together with its affiliates ("North Tide"), currently owns approximately 11.0% of the outstanding common shares of Healthways, Inc. ("Healthways" or the "Company"). While we sincerely appreciate the open dialogue that the Board of Directors (the "Board") has maintained with us over the last two months, we are shocked by the Board's blatant laissez-faire attitude toward the need for change at Healthways and unwavering support for CEO Ben Leedle despite the substantial value destruction that shareholders have suffered during his tenure. We are writing to you today to express our serious concerns regarding:

1. The Board's abject failure to hold Mr. Leedle accountable for his continued operational shortcomings or meaningfully respond to the significant concerns we raised in our December 2, 2013 letter to the Board (the "December Letter") and in our ensuing private conversations with Chairman John Ballantine;

2. The Board's failure to address the severe underperformance and decline of the Company's core health and wellness operations, which has been masked to a large extent by the success of the Silver Sneakers business; and

3. The current Board members' seeming unwillingness to act as unbiased stewards in their service to the Company's shareholders and set a new direction for the Company to reverse the years of disappointment to which shareholders have unfortunately grown accustomed.

To be clear, the poor performance at Healthways has directly resulted from poor leadership. Given the prolonged period of dismal performance, together with the Board's inability to serve the best interests of shareholders, it is our current intention to pursue all options at our disposal, including seeking substantial Board representation at the Company's 2014 annual meeting of shareholders (the "2014 Annual Meeting"), to ensure the best interests of all shareholders are properly represented in the boardroom.

We Are Deeply Disappointed with the Board's Failure to Meaningfully Respond to Our Concerns

As fiduciaries, the Board has an obligation to all Healthways' shareholders to hold management accountable for the Company's long-term underperformance. As we highlighted in the December Letter, the Company's CEO, Ben Leedle, has failed to meet his financial performance targets in six of the ten years he has led the Company, including during each of the past three years, and four of the past six years. In conversations with Mr. Ballantine, we learned that instead of taking proactive steps to reverse Mr. Leedle's failures, the Board finds comfort in the fact that "management's compensation is aligned with performance, and since the company has not performed, bonuses have not been paid." The arrogance and lack of accountability as portrayed by this statement is unsettling, to say the least. Exactly what has Mr. Leedle done over the last ten years to warrant your unwavering support? The Board's tolerance for a CEO who has performed so poorly for so long causes us to fundamentally question whether Healthways is being run for the benefit of its shareholders.

We are also dismayed by the Board's apparent disinterest in examining and addressing the substantial credibility issue that the current management team has within the investment community. Following our December Letter, we asked Mr. Ballantine if he had solicited input from other large shareholders subsequent to the concerns raised in our letter. We imagine that as stewards of the Company, the Board would want to verify our statements about management credibility, and hear for themselves the opinions of other significant stakeholders. As of our most recent conversation with Mr. Ballantine on Friday, December 27, 2013, he had not spoken to a single other investor about these concerns. We find Mr. Ballantine's lack of concern and curiosity on these issues to be representative of the Board's apathy towards the need to restore Healthways' credibility in the investment community.

The Success of the Silver Sneakers Business Has Masked a Huge Deterioration in the Company's "Core" Business

As we mentioned in our December Letter, we believe there is substantial and unappreciated value in Healthways' Silver Sneakers business. In fact, we believe that, on a stand-alone basis, the Silver Sneakers business could be worth more than the entire company's valuation today. In conversations, Mr. Ballantine has suggested that our math is inaccurate, and management has made statements to us and other investors to the same effect. However, neither the Board nor management has provided information that discredits our belief. We suspect that a major reason why the Company resists reporting separate revenue and profitability metrics for the Silver Sneakers business is that doing so will highlight the value destruction that has occurred in Healthways' core U.S. health and wellness business.

As a starting point, we know that the Axia acquisition closed on December 1, 2006, and we believe that the substantial majority of Axia's business at that time derived from Silver Sneakers. In total, this acquisition added roughly $160 million in revenue and at least $30 million in EBITDA to the Company's run-rate in fiscal 2007. This can be observed in the sequential change in revenue and EBITDA from F4Q06 to F1Q07.

Management has indicated that, today, the Silver Sneakers business generates close to 40% of the Company's total revenue, or roughly $270 million. Based on historical margins (at the time of the Axia acquisition), this would imply $50+ million in EBITDA today. However, with more than $100 million in additional revenue, we find it hard to imagine that Silver Sneakers' margins are not substantially higher today than in 2007. It is not far-fetched to conclude that Silver Sneakers could be generating in excess of $75 million in EBITDA today, or more than 100% of the total Company EBITDA.

If we are even in the ballpark on our Silver Sneakers math, the implied performance of the Company's core U.S. health and wellness business is abysmal, with a current revenue run-rate below $400 million and less than $0 in EBITDA. In fiscal 2006, this same business generated $439 million in revenue and $97 million in EBITDA. Cigna and Blue Cross Blue Shield of Minnesota (BCBS MN), two large customers that insourced business over the last several years, represented approximately 30% of revenue and 50% of EBITDA in fiscal 2006. So, while $50 million of the more than $100 million in EBITDA decline can be explained by the loss of Cigna and BCBS MN, how can management explain the loss of another $50+ million?

Our estimate for Healthways' core business assumes no EBITDA contribution from the international segment, which as we indicated in our prior letter should be exited, as it represents nothing more than a distraction for management and adds little to no value to the enterprise. If the Company's international business generates positive EBITDA (which we doubt), this would paint an even bleaker picture for the core business' performance and prospects.

In terms of the value of the Silver Sneakers business, at a 10x multiple, which seems reasonable given the growth profile and limited capital requirements of this business (and the fact that Healthways paid 15x for the business in 2006), Silver Sneakers would be worth in the proximity of $750 million today, or more than $20/share. With roughly $7/share in debt and $0/share in value attributable to the Company's international segment, Healthways' core U.S. health and wellness business is currently valued at $2/share or roughly $70 million. As a reminder, prior to the Axia acquisition in 2006, Healthways had an enterprise value of $1.5 billion, and at its peak in 2007 Healthways had an enterprise of $2.5 billion.

Therefore it is clear to us that a turnaround of the core U.S. health and wellness business represents the most significant long-term value creation opportunity at Healthways. The burgeoning "population health" market is widely regarded as one of the most compelling growth opportunities in healthcare today, and by all accounts Healthways has an enviable set of assets to achieve success in this market.

Despite this market potential, we have no confidence in Healthways' current management team, under the direction of the current Board, to execute and deliver value to the Company's shareholders. We hear a consistent message from Healthways' former employees, customers, and business partners, a number of whom have reached out to us in support of our efforts to enhance the Company's prospects: Healthways lacks the necessary organizational leadership and management focus to execute on a consistent basis, and the Company lacks direction in terms of the technology investment and innovation required to succeed in the rapidly evolving health and wellness market. We are greatly concerned that Healthways will miss an opportunity to position itself for growth unless drastic changes are made to the composition of the Board and the leadership of the Company.

We Intend to Pursue All Options to Effect Leadership Change

As we mentioned to Mr. Ballantine during our most recent conversation with him, North Tide intends to pursue all available options to effect necessary leadership changes at Healthways, including, but not limited to, nominating a slate of directors at the 2014 Annual Meeting.

The Company's management has failed to meet even its own expectations, and the Board's apathy towards management's repeated failures exhibits a clear lack of accountability among a Board charged with a fiduciary duty to serve the Company's shareholders and act to correct management's missteps. We have discussed our concerns with fellow shareholders, the vast majority of whom we believe share our views, and we look forward to providing all shareholders with a platform and referendum for real change at Healthways when we announce our opposing slate of directors in connection with the upcoming 2014 Annual Meeting.

Sincerely,

Conan J. Laughlin
Managing Member, North Tide Capital, LLC